Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215272
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 9 DATED AUGUST 3, 2020
TO THE PROSPECTUS DATED OCTOBER 15, 2019

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 15, 2019, as supplemented by supplement no. 7 dated April 17, 2020 and supplement no. 8 dated May 18, 2020. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Communities O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•information regarding the extension of our offering; and
•a preferred equity investment in Astoria, NY.

Extension of the Offering

Our board of directors has approved an extension of our primary offering of up to $675,000,000 of shares of our Class A and Class T common stock until August 13, 2021. Under rules promulgated by the SEC, in some circumstances we could continue our primary offering beyond August 13, 2021. If we decide to continue our primary offering beyond August 13, 2021, we will provide that information in a prospectus supplement.

We plan to continue to offer shares under our distribution reinvestment plan beyond this date until we have sold $75,000,000 in shares through the reinvestment of distributions. In many states, we will need to renew the registration statement or file a new registration statement to continue this offering for these periods. We may terminate this offering at any time.

Preferred Equity Investment

On July 24, 2020, we, through a wholly owned subsidiary, made a preferred equity investment of $15 million (the “Investment”) in an entity that is developing a three-building multifamily apartment community in the Astoria neighborhood of Queens, New York (the “Project”). In connection with our investment we entered a joint venture agreement with two unaffiliated joint venture partners consisting of a publicly traded multifamily REIT as our co-investor in the preferred equity (the “Preferred Co-Investor”), and a New York-based real estate development, investment and management firm that is the developer of the project and manager of the joint venture (the “Developer”).

Pursuant to the terms of the joint venture agreement, the Investment has a preferred return of 13% per annum and receives a profit participation upon a liquidity event, pari passu alongside a $40 million preferred equity contribution from the Preferred Co-Investor. Decisions of the members require approval of a majority in interest of the preferred equity holders and a majority in interest of the common holders. The Investment has an expected redemption of July 2025 and is senior to approximately $62 million in common equity from the Developer and its equity partner. Additional funding for the Project will come from a $225 million construction loan. The total development cost is estimated to be $342 million.

The Project is located on a 2.5 acre waterfront site and is expected to have 534 units with approximately 500 net rentable square feet of retail space. The Project will feature a central courtyard/green space and rooftop amenities including a 3,962-square-foot pool deck, outdoor barbecues and lounge areas. Indoor amenities will include a golf room, a music room, an arcade and party room, coworking spaces, and a communal lounge with unobstructed views of the East River and Manhattan skyline. The Project is located within a few blocks of the Astoria Ferry station and less than a mile from the nearest subway station. Construction has commenced on the Project with the majority of the foundation work now complete. The first units are scheduled for delivery in the second quarter of 2022.

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